PROSPECTUS SUPPLEMENT DATED	FILED PURSUANT TO RULE

SEPTEMBER 28, 2001	424(b)(3)

(To Prospectus Dated September 4, 1998)	SEC FILE NO. 333-59069

20,210,129 Shares
EQUITY OFFICE PROPERTIES TRUST
Common Shares of Beneficial Interest

      This prospectus supplement relates to the offer and sale from time to time by the selling shareholders of up to 20,210,129 of our common shares of beneficial interest, $0.01 par value per share, including up to 6,454,055 common shares issued in connection with our acquisition of certain assets or in exchange for cash paid to us, up to 5,000,000 common shares issuable upon the exercise of 5,000,000 warrants to purchase our common shares and up to 8,756,074 common shares issuable upon the redemption of units of limited partnership interest in EOP Operating Limited Partnership, if and to the extent that such selling shareholders redeem their units and common shares are issued in exchange for these units. This prospectus supplement updates and amends certain information included in our prospectus dated September 4, 1998, and should be read together with the prospectus, which is to be delivered with this prospectus supplement.

      The table set forth in the Prospectus under the caption “Selling Shareholders” is hereby supplemented as follows:

Name of Selling Shareholder	Number of Shares Owned and Offered Hereby

James Earl Farr	40,164 (1)

(1) Represents common shares issuable upon redemption of a corresponding number of units of limited partnership interest in EOP Operating Limited Partnership.

      The last paragraph under the caption "Plan of Distribution" is hereby revised to read as follows:

      The Company has agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the Offered Shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Shareholders and share transfer and other taxes attributable to the sale of the Offered Shares. The Company also has agreed to indemnify some of the Selling Shareholders and their respective officers, directors and trustees and each person who controls (within the meaning of the Securities Act) such Selling Shareholder against certain losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. Each of the Selling Shareholders has agreed to indemnify the Company, its officers and trustees and each person who controls (within the meaning of the Securities Act) the Company, and each of the other Selling Shareholders, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to the Company by such Selling Shareholder; provided, however, that the indemnification obligation is several, not joint, as to each Selling Shareholder.